[AT&T Inc. letterhead]

Wayne Watts
Senior Executive VP & General Counsel
Legal Department
T:  214-757-3300

AT&T Inc.
One AT&T Plaza
208 South Akard Street
Dallas, TX 75202

June 21, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, D.C. 20549

Re:  AT&T Inc.
        Form 10-K for the year Ended December 31, 2009
        Filed February 25, 2010
                                       Definitive Proxy Statement on Schedule 14A
        Filed March 11, 2010
                                        File No. 001-08610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated June 7, 2010 to Mr. Richard G. Lindner, of AT&T Inc. (the “Company” or “we”).  For your convenience, we have included the staff’s comments herein and keyed our responses accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge the staff’s position that comment or changes in response to the staff comments in the proposed disclosure in the Forms 10-K and Definitive Proxy Statement do not foreclose the Commission from taking any action with respect to the filing.  We also understand the staff’s position that the staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

The Company’s responses to the staff’s comments are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

1.
We note your response to prior comment 1 from our letter dated May 3, 2010.  In your response, you indicated that you do not disclose the length of time during which the Apple iPhone will be an exclusive product offering because you believe the loss of the exclusivity will not have a material effect on the company.  However, we note that you have attributed your recent subscriber growth in part to the exclusivity arrangement with the Apple iPhone as described on page 5 of the Management Discussion and Analysis section of your Form 10-K. We have also noted the marketing and branding success of the Apple iPhone, and the tremendous media speculation over the terms of your exclusive arrangement with Apple Inc. In your Form 10-Q for the quarter ended June 30, 2010, confirm through disclosure that you do not believe the loss of exclusivity will have a material effect on your company and provide the bases for your conclusion.

Response:

AT&T will make the requested disclosure in its next Form 10-Q.

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Please let me know if you have any additional comments or questions.

Sincerely,

/s/ Wayne Watts
Wayne Watts